<PAGE #>

THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(d) OF
REGULATION S-T


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549





                               SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)

                            (Amendment No.   )


                             U.S. Vision, Inc.
___________________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.01 par value
___________________________________________________________________________
                      (Title of Class of Securities)



                                00090339M1
___________________________________________________________________________
                              (CUSIP Number)

CUSIP No. 00090339M1                                      Page 2 of 5 Pages


1)   Name of Reporting Person                 Stolberg Partners,
     S.S. or I.R.S. Identification            L.P.
     No. of Above Person

2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    1,522,931 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")

                         6)   Shared Voting
                              Power               -0-

                         7)   Sole Disposi-  1,522,931 shares of
                              tive Power     Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           1,522,931 shares of
     Owned by Each Reporting person          Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                         19.6%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN

CUSIP No. 00090339M1                                      Page 3 of 5 Pages
                               Schedule 13G

Item 1(a) -    Name of Issuer:  U.S. Vision, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               One Harmon Drive
               Blackwood, NJ  08012

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Stolberg Partners, L.P. ("Stolberg"). Stolberg is a Delaware limited partnership. Its sole general partner is SGMS, L.P., a Delaware limited partnership ("SGMS"). The sole general partner of SGMS is Stolberg, Meehan & Scano, Inc., a Delaware corporation ("SMS"). The principals of SMS are E. Theodore Stolberg, Matthew M. Meehan and Walter P. Scano.

Item 2(b) -    Address of Principal Business Office or, if none, Residence:

               767 Third Avenue
               New York, NY  10017

Item 2(c) -    Place of Organization:  Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  00090339M1

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable

Item 4 -       Ownership.

          (a)  Amount Beneficially Owned:

               1,522,931 shares of Common Stock

          (b)  Percent of Class:

               19.6%

          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:
                         1,522,931 shares

CUSIP No. 00090339M1                                      Page 4 of 5 Pages

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of: 1,522,931 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable

Item 8 -       Identification and Classification of Member of the Group:

               Not applicable

Item 9 -       Notice of Dissolution of Group:

               Not applicable

Item 10 -      Certification:  Not applicable

CUSIP No. 00090339M1                                      Page 5 of 5 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              STOLBERG PARTNERS, L.P.
                              By:  SGMS, L.P., General Partner
                              By:  Stolberg, Meehan & Scano,
                                   Inc., General Partner


                              By  /s/Matthew M. Meehan
                                __________________________________
                              Name: Matthew M. Meehan
                              Title: General Partner


Date:  January 20, 1998